

October 8, 2013

Via Facsimile
Mr. Tim DeHerrera
Chief Executive Officer and Chief Financial Officer
Force Minerals Corp. (f/k/a Force Energy Corp)
1400 16th Street, Suite 400
Denver, Colorado 80202

> **Re: Force Energy Corp.**
> **Form 10-K for the Fiscal Year ended November 30, 2012**
> **Filed February 27, 2013**
> **File No. 0-52494**

Dear Mr. DeHerrera:

We issued comments to you on the above captioned filing on September 5, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 22, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joseph Klinko at (202) 551-3824, Lily Dang at (202) 551-3867 or me at (202) 551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief